UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL – Seadrill Limited Announces Appointment of Successor Company Board of Directors

Hamilton, Bermuda, November 17, 2021 – Seadrill Limited or (“the Company”) (OSE:SDRL, OTCPK:SDRLF) announces today that a new, independent, seven-member Board of Directors (“Board”) will assume leadership of the new parent company of the Seadrill group upon emergence from Chapter 11. Seadrill received confirmation of its Plan of Reorganization on 26 October 2021 and is targeting emergence early in 2022.

The Board will be comprised of the following individuals, who collectively bring extensive industry and leadership experience:

Julie Johnson Robertson, Chair of the Board

Ms. Robertson is one of the most respected leaders in the offshore drilling business, and she also was one of the highest ranking female chief executives in the energy sector. Her career at Noble and its predecessor companies spanned more than 40 years and many roles, including Executive Chairman, President, and CEO. She currently sits on the Board of Directors for EOG Resources and Superior Energy Services. She is a resident of Houston, Texas.

Mark McCollum, Chair of Audit Committee

Mr. McCollum has extensive global OFSE experience and is an NYSE financial expert who has chaired three different public-company Audit Committees. He is a 17-year veteran of the oil and gas industry, having most recently served as President and CEO of Weatherford International. He also held several roles of prominence at Halliburton, including EVP and CFO. He currently sits on the Board of Directors for Westlake Chemical Corporation. He is a resident of Houston, Texas.

Karen Dyrskjot Boesen

Ms. Boesen brings more than 20 years’ experience from finance and commercial roles, and more recently general management roles, within the Oil & Gas industry. She currently serves as the Group Chief Financial Officer at Sonnedix Group. She has previously held various CFO roles at TotalEnergies and A.P. Møller-Mærsk. She is a resident of London, England.

Jean Cahuzac

Mr. Cahuzac is a highly regarded senior executive in the offshore energy service industry. Until recently the CEO of Subsea 7, he brings over 41 years in the industry having previously worked for Transocean and Schlumberger in operational and management roles. He currently sits on the Audit Committee at Subsea 7 and is a member of the Board at Bourbon Maritime. He is a resident of Paris, France.

Jan Kjaervik

Mr Kjærvik is an accomplished financial executive who brings over 35 years of experience in financial roles across the banking, energy and maritime sectors. He was most recently Head of Treasury & Risk for A.P. Møller-Mærsk and prior to that held similar role at Aker Kværner/Solutions. He currently sits on the Board of Directors for Høegh Autoliners. Previous directorships includes Mærsk Supply Service, Mærsk Insurance, Danish Ship Finance and Britannia PI. He is a resident of Oslo, Norway.

Andrew Schultz

Mr. Schultz is an experienced turnaround investor and executive, as well as a seasoned director with extensive experience in stressed and distressed situations. As a lawyer and investor, his career has spanned many industries. He is very familiar with both the offshore drilling sector and the E&P sector, serving as Board Chair for Pacific Drilling and a Director for Vanguard Natural Resources. Currently a professional non-executive director advisor, he sits on a total of seven Boards. He is a resident of New Canaan, Connecticut.

Paul Smith

Mr. Smith is a highly analytical and energetic financial leader who brings depth and expertise in capital allocation, capital structure, capital markets, and restructurings with a global track record across various industries, including mining & metals, oil & gas, and steel. Currently, he is Founder and Principal of Collingwood Capital Partners which manages public and private investments focused on resources, energy transformation, and technology sectors. He had a nine-year career with Glencore, culminating as CFO for Katanga Mining. He currently sits on the Board for Trident Royalties. He is a resident of Zug, Switzerland.

Commenting on the new board, Seadrill Chief Executive Officer Stuart Jackson said: “We look forward to welcoming this new Board of Directors to help grow the Seadrill brand and execute on our strategic priorities. The new Seadrill will start 2022 in a position of strength and, together with our new Board, we will be ready to focus on the reshaping of the industry.”

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company operates 38 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Sara Dunne

Director of Communications

communications@seadrill.com

+ 1 281 630 7064

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0) 203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 17, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)